

February 28, 2013

<u>Via e-mail</u>
Mr. Mason Slaine
President and Chief Executive Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, MA 01730

      RE: **Interactive Data Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2011 and
                Forms 10-Q for the Periods Ended March 31, 2012; June 30, 2012; and
                September 30, 2012
                Filed March 16, 2012; May 4, 2012; August 7, 2012; and November 7, 2012
                File No. 1-31555

Dear Mr. Slaine:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kristi Marrone

                Kristi Marrone
                Staff Accountant